HB

SO 3/5/03

SECURI 03012544 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 6 2003 WASHINGTON, D.C. 181 SECTION

SEC FILE NUMBER
8- 48465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bathgate Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5350 South Roslyn Street, Suite 400
(No. and Street)

Greenwood Village	Colorado	80111-2124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vicki D.E. Barone (303) 694-0862
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer, Jeffries & Co.
(Name – *if individual, state last, first, middle name*)

4155 E. Jewell Avenue, Suite 307	Denver	Colorado	80222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8324

OATH OR AFFIRMATION

I, Vicki D.E. Barone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bathgate Capital Partners LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY STRATTON NOTARY PUBLIC STATE OF COLORADO

5/7/04

Signature

Chief Financial and Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATHGATE CAPITAL PARTNERS LLC
(formerly Bathgate McColley Capital Group, LLC)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

BATHGATE CAPITAL PARTNERS LLC
(formerly Bathgate McColley Capital Group, LLC)

TABLE OF CONTENTS

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Member
Bathgate Capital Partners LLC
(formerly Bathgate McColley Capital Group, LLC)

We have audited the accompanying statement of financial condition of Bathgate Capital Partners LLC (formerly Bathgate McColley Capital Group, LLC) as of December 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bathgate Capital Partners LLC (formerly Bathgate McColley Capital Group, LLC) as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
February 13, 2003

BATHGATE CAPITAL PARTNERS LLC
(formerly Bathgate McColley Capital Group, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	109 150
Receivables:		
Clearing broker		160 192
Commissions		51 324
Related parties (Note 3)		48 016
Office equipment and leasehold improvements, at cost, net of accumulated depreciation of $28,844		45 704
Other assets		13 600
	$	**427 986**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	44 454
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBERS' EQUITY (Note 2)		383 532
	$	**427 986**

The accompanying notes are an integral part of this statement.

BATHGATE CAPITAL PARTNERS LLC
(formerly Bathgate McColley Capital Group, LLC)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUE:		
Commissions	$	1 681 124
Trading profit, net		3 750
Investment banking and other		358 366
Total revenue		2 043 240
EXPENSES:		
Salaries, commissions and related		1 603 125
General and administrative		111 061
Clearing charges		81 500
Professional fees (Note 3)		77 406
Occupancy costs		65 548
Bad debt expense		26 250
Travel and entertainment		63 441
Communications		38 265
Total expenses		2 066 596
NET LOSS	$	(23 356)

The accompanying notes are an integral part of this statement.

BATHGATE CAPITAL PARTNERS LLC
(formerly Bathgate McColley Capital Group, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

BALANCE, December 31, 2001	$	122 388
Contributions		328 500
Distributions		(44 000)
Net loss		(23 356)
BALANCE, December 31, 2002	**$**	**383 532**

The accompanying notes are an integral part of this statement.

BATHGATE CAPITAL PARTNERS LLC
(formerly Bathgate McColley Capital Group, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (23 356)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	15 661
Bad debt expense	26 250
Increase in receivable from clearing broker	(157 787)
Decrease in commissions receivable	27 819
Increase in other assets	(9 090)
Decrease in accounts payable and other liabilities	(25 576)
Net cash used in operating activities	(146 079)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase in receivables-related parties	(30 863)
Purchase of equipment	(52 880)
Net cash used in investing activities	(83 743)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from shareholder	328 500
Distributions to shareholder	(44 000)
Net cash provided by financing activities	284 500
NET INCREASE IN CASH	54 678
CASH, at beginning of year	54 472
CASH, at end of year	**$ 109 150**

The accompanying notes are an integral part of this statement.

BATHGATE CAPITAL PARTNERS LLC
(formerly Bathgate McColley Capital Group, LLC)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Bathgate McColley Capital Group, LLC (the "Company") was incorporated in 1995, and is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. In April 2002, the Company changed its name to Bathgate Capital Partners LLC. The Company is a wholly-owned subsidiary of Bathgate Partners LLC ("parent").

The Company is a one member LLC and accordingly, is a disregarded entity for federal and state income tax purposes. Therefore, no provision for income taxes has been provided for in the accompanying financial statements. All income and expenses is reported by the Company's parent on its tax returns.

The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

BATHGATE CAPITAL PARTNERS LLC
(formerly Bathgate McColley Capital Group, LLC)

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2002, the Company had net capital and net capital requirements of $245,964 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .18 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment from unrelated parties under non-cancellable operating leases expiring through 2008. Future minimum rental commitments under these leases, net of sublease rentals, are approximately as follows:

Year	Amount
2003	$ 181,380
2004	199,600
2005	202,580
2006	205,540
2007	202,980
Thereafter	201,570
	$ 1,193,650

Total rental expense, including the leases referred to above, was approximately $49,145 for the year ended December 31, 2002.

The Company has an agreement with its parent, whereby the Company pays $500 per month in management fees. During the year ended December 31, 2002, the Company paid $6,000 in management fees. At December 31, 2002, the Company had a receivable from its parent in the amount of $39,927.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts that approximate fair value, due to the short term nature of those instruments.

In the normal course of business, the Company's customers' activities ("customers") through its clearing broker involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture. In addition, the Company has deposits in banks in excess of the federally insured limit. These amounts could be subject to loss should the bank cease business.

SUPPLEMENTARY INFORMATION

BATHGATE CAPITAL PARTNERS LLC
(formerly Bathgate McColley Capital Group, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2002

CREDITS:	
Members' equity	$ 383 532
DEBITS:	
Non-allowable commissions receivable	30 248
Related party receivables	48 016
Office equipment and leasehold improvements, net	45 704
Other assets	9 390
Total debits	133 358
NET CAPITAL BEFORE HAIRCUTS	250 174
Haircuts on non-marketable securities	4 210
NET CAPITAL	245 964
Minimum requirements of 6 2/3% of aggregate indebtedness of $44,454 or $100,000, whichever is greater	100 000
Excess net capital	**$ 145 964**
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	**$ 44 454**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**.18 to 1**

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II Filing.

See the accompanying Independent Auditors' Report.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Bathgate Capital Partners LLC
(formerly Bathgate McColley Capital Group, LLC)

In planning and performing our audit of the financial statements and supplemental schedule of Bathgate Capital Partners LLC (formerly Bathgate McColley Capital Group, LLC) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bathgate Capital Partners LLC (formerly Bathgate McColley Capital Group, LLC) that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Bathgate Capital Partners LLC (formerly Bathgate McColley Capital Group, LLC) to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

In addition, our review indicated that Bathgate Capital Partners LLC (formerly Bathgate McColley Capital Group, LLC) was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2002, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
February 13, 2003